SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SIMON WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

828 815 100

(CUSIP Number)

March 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

1)	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hazelton Capital Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 530,500
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 530,500
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 530,500
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 3.2%
12)	Type of Reporting Person (See Instructions) PN

1)	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Modena Investments Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 600,037
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 600,037
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 600,037
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 3.6%
12)	Type of Reporting Person (See Instructions) PN

1)	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hazelton Capital Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,130,537
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 1,130,537
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,537
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 6.8%
12)	Type of Reporting Person (See Instructions) CO

Item 1 (a)	Name of Issuer:
Simon Worldwide, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
1888 Century Park, Los Angeles, California 90067
Item 2 (a)	Name of Person Filing:
(a) Hazelton Capital Limited Partnership (b) Modena Investments Limited Partnership (c) Hazelton Capital Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
28 Hazelton Ave Toronto, Ontario Canada M5R 2E2
Item 2 (c)	Citizenship:
Each filer is organized in Ontario, Canada
Item 2 (d)	Title of Class of Securities: Common Stock, $0.01 par value
Item 2 (e)	CUSIP Number:
828 815 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
(i) Hazelton Capital Limited Partnership holds 530,500 shares of Common Stock, $0.01 par value.

(ii)  Modena Investments Limited Partnership holds 600,037 shares of Common Stock, $0.01 par value.

(iii) Hazelton Capital Limited manages and advises Hazelton Capital Limited Partnership and Modena Investments Limited Partnership and may be deemed to be the beneficial holder of the 1,130,537 shares of Common Stock, $0.01 par value, held by such entities.

(b)	Percent of Class:
(i) Hazelton Capital Limited Partnership holds 3.2% of the Common Stock, $0.01 par value.

(ii)  Modena Investments Limited Partnership holds 3.6% of the Common Stock, $0.01 par value.

(iii) Hazelton Capital Limited manages and advises Hazelton Capital Limited Partnership and Modena Investments Limited Partnership and may be deemed to be the beneficial holder of 6.8% of the Common Stock, $0.01 par value, held by such entities.

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

Hazelton Capital Limited Partnership holds 530,500 shares of Common Stock, $0.01 par value.

Modena Investments Limited Partnership holds 600,037 shares of Common Stock, $0.01 par value.

Hazelton Capital Limited manages and advises Hazelton Capital Limited Partnership and Modena Investments Limited Partnership and may be deemed to be the beneficial holder of the 1,130,537 shares of Common Stock, $0.01 par value, held by such entities.

(ii)    Shared power to vote or direct the vote:

-0-

(iii)   Sole power to dispose or to direct the disposition of:

Hazelton Capital Limited Partnership holds 530,500 shares of Common Stock, $0.01 par value.

Modena Investments Limited Partnership holds 600,037 shares of Common Stock, $0.01 par value.

Hazelton Capital Limited manages and advises Hazelton Capital Limited Partnership and Modena Investments Limited Partnership and may be deemed to be the beneficial holder of the 1,130,537 shares of Common Stock, $0.01 par value, held by such entities.

(iv)    Sole power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification.
N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

Hazelton Capital Limited Partnership By: /s/ Andy De Francesco Name: Andy De Francesco Its:

Modena Investments Limited Partnership By: /s/ Andy De Francesco Name: Andy De Francesco Its:

Hazelton Capital Limited By: /s/ Andy De Francesco Name: Andy De Francesco Its:

Exhibit A

Agreement of Joint Filing

Simon Worldwide, Inc.

Common Stock, $0.01 par value

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 15, 2004.

Hazelton Capital Limited Partnership By: /a/ Andy De Francesco Name: Andy De Francesco Its:

Modena Investments Limited Partnership By: /s/ Andy De Francesco Name: Andy De Francesco Its:

Hazelton Capital Limited By: /s/ Andy De Francesco Name: Andy De Francesco Its: